As filed with the Securities and Exchange Commission on July 9, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13882

TIM S.p.A.

(Exact name of registrant as specified in its charter)

Via Gaetano Negri 1, 20123 Milan, Italy

Telephone: +49-228-181-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

American Depositary Shares, each representing ten Ordinary Shares

Savings Shares

American Depositary Shares, each representing ten Savings Shares

$992,202,000 6.375% Notes due November 15, 2033

$1,000,000,000 6.000% Notes due September 30, 2034

$1,000,000,000 7.200% Notes due July 18, 2036

$1,000,000,000 7.721% Notes due June 4, 2038

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I

Item 1: Exchange Act Reporting History

A. TIM S.p.A. (“TIM”), formerly known as Telecom Italia S.p.A., first incurred the duty to file reports under section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on July 27, 1995.

B. TIM has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the U.S. Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F. TIM has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, TIM last sold securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended, on June 18, 2009 when it sold US$1,000,000,000 of 7.175% Notes through its finance subsidiary, Telecom Italia Capital Société Anonyme, under their automatic shelf registration statement on Form F-3 filed with the Commission on December 29, 2008.

Item 3: Foreign Listing and Primary Trading Market

A. TIM has maintained a listing of its ordinary shares and savings shares on the Borsa Italia (the “BIT”), which is located in Milan, Italy. The BIT constitutes the primary trading market for TIM’s ordinary shares and savings shares.

B. TIM’s ordinary shares and savings shares have been listed on the BIT since its inception on January 2, 1998. TIM has maintained a listing of each of its ordinary shares and savings shares on the BIT for at least the 12 months preceding the filing of this Form 15F.
C. The percentage of trading in TIM’s ordinary shares and savings shares that occurred on the BIT for the recent 12-month period beginning on July 6, 2018 and ending on July 5, 2019 was 98.5% and 96.8%, respectively.

Item 4: Comparative Trading Volume Data

A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are July 6, 2018 and July 5, 2019.

B. The average daily trading volume of TIM’s ordinary shares and related ordinary share American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) and TIM’s savings shares and related savings share ADSs (when expressed in terms of the underlying savings shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the table below:

	United States	Worldwide

Traded as ordinary share ADSs	2,267,760	2,283,950
Traded as ordinary shares (1)	85,502	155,713,198
Total	2,353,262	157,997,148

(1)	Included over-the-counter trades in the United States of ordinary shares

	United States	Worldwide

Traded as savings share ADSs	1,053,610	1,053,610
Traded as savings shares (1)	95,554	35,081,032
Total	1,149,164	36,134,642

(1)	Included over-the-counter trades in the United States of savings shares

C. The average daily trading volume of TIM’s ordinary shares and savings shares in the United States as a percentage of the average daily trading volume for the ordinary shares and savings shares, respectively, on a worldwide basis for the period described in Item 4.A was 1.5% and 3.2%, respectively.

D. TIM’s ordinary share ADSs and savings share ADSs were delisted from the New York Stock Exchange (the “NYSE”) following the close of trading on July 5, 2019. As of that date, the average daily trading volume of TIM’s ordinary shares and savings shares in the United States as a percentage of the average daily trading volume for the ordinary shares and savings shares, respectively, on a worldwide basis for the preceding 12-month period was 1.5% and 3.2%, respectively.
E. TIM has not terminated its sponsored American Depositary Receipts facilities relating to its ordinary shares and savings shares, respectively.

F. All trading volume information was obtained from Bloomberg.

Item 5: Alternative Record Holder Information

Not applicable.

Item 6: Debt Securities

As of July 9, 2019, the following debt securities of Telecom Italia Capital Société Anonyme (the “Notes”) are outstanding. TIM is the guarantor of the Notes.

Notes	Number of record holders on a worldwide basis

$992,202,000 6.375% Notes due November 15, 2033	78
$1,000,000,000 6.000% Notes due September 30, 2034	77
$1,000,000,000 7.200% Notes due July 18, 2036	70
$1,000,000,000 7.721% Notes due June 4, 2038	66

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depository Trust Company as of April 4, 2019. The company relied on the services of Ipreo, an independent information service provider, to determine these numbers.

Item 7: Notice Requirement

A. TIM published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 14, 2019.

B. TIM also disseminated this release through the Italian regulated storage system 1Info (www.1Info.it), as well as through Bloomberg, AFP, Alliance and Reuters worldwide, including in the United States. In addition, this release was posted on TIM’s website. TIM submitted a copy of the notice to the Commission under cover of a Form 6-K on June 14, 2019.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

TIM will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://www.telecomitalia.com.

Part III

Item 10: Exhibits

None.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, TIM S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TIM S.p.A. certifies that, as represented on this Form 15F, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TIM S.p.A.

By:	/s/ Riccardo A. Pettazzi
Name: Riccardo A. Pettazzi
Title: Head of Corporate Affairs Department

Date: July 9, 2019